SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                  (Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND AMENDMENTS THRETO FILED PURSUANT TO RULE 13d-2(b)

                               METRETEK TECHNOLOGIES, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -------------------------------------------------------------

                         (Title of Class of Securities)

                                    566323309
          -------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Kenneth B. Funsten
                               121 Outrigger Mall
                            Marina del Rey, CA 10992

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -


                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                February 10, 2000
                          (Date of event which requires
                            filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X| Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 566323309

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Kenneth B. Funsten

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

a.

b.  | X |

3.  SEC Use Only

4.  Citizenship or Place of Organization:    USA

Number of Shares   5.  Sole Voting Power     502,212 Shares

  Beneficially
   Owned by        6.  Shared Voting Power           0
   Each
   Reporting       7.  Sole Dispositive Power     502,212 Shares
   Person
   With            8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                          502,212 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row 9
                                        9.90378% of Common Stock

12. Type of Reporting Person (See Instructions)  IN


                                                 Page 2 of 6 Pages

CUSIP No. 566323309

Item 1(a)         Name of Issuer:

Metretek Technologies, Inc.

Item 1(b)         Address of Issuer:

Metretek Technologies, Inc.
1675 Broadway
Suite 2150
Denver, Colorado  80202

Item 2(a)         Name of Person Filing:

Kenneth B. Funsten

Item 2(b)         Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

Kenneth B. Funsten
121 Outrigger Mall
Marina del Rey, CA 10992

Item 2(c)         Citizenship:

         USA

Item 2(d)         Title of Class of Securities:

         Common Stock

Item 2(e)         CUSIP Number:

         566323309

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 566323309


a.  |_| Broker or dealer registered under Section 15 of the Act,
b.  |_| Bank as defined in Section 3(a)(6) of the Act,
c.  |_| Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e.  |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g.  |_| Parent Holding Company or Control Person, in accordance with
        Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.  |_| A  church  plan  that  is   excluded   from  the
        definition  of an  investment  company  under section
        3(c)(14) of the Investment Company Act of 1940;
j.  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4   Ownership:

         (a)      Amount Beneficially Owned:

          As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 365,525 shares and 136,687 warrants owned by himself and those entities. Based upon the combined ownership of the shares and the warrants, Mr. Funsten may be deemed to own 9.90378% (1) of the Issuer's 4,934,225 shares outstanding as of February 8, 2000 (based upon information obtained from the Issuer). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest.

          An employee of Funsten Asset Management Company ("Management Company") owns an additional 4,100 shares which cannot be sold or further added to without permission by Mr. Funsten by virtue of restrictions that are placed on securities transactions by employees of the Management Company; however, Mr. Funsten has no investment or voting authority over the shares of said employee and Mr. Funsten expressly disclaims beneficial ownership of such shares.

         (b)      Percent of Class:  9.90378%

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                         502,212 Shares

                  (ii) shared power to vote or direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                         502,212 Shares


                                                 Page 4 of 6 Pages

CUSIP No. 566323309


                  (iv) shared power to dispose or direct the disposition of:

                           0

Item 5            Ownership of Five Percent or Less of a Class:
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
------            Person:

                  Not applicable

Item 7            Identification and Classification of the Subsidiary which
------            Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:
------

                  Not applicable

Item 9            Notice of Dissolution of Group:
------

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 5 of 6 Pages

CUSIP No. 566323309


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
-------------------
Date


/s/ Kenneth B. Funsten
---------------------------
Signature


Kenneth B. Funsten
-------------------
Name/Title

                                                Page 6 of 6 Pages